                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                                  Go Call, Inc.
                                  -------------
                 (Name of Small Business Issuer in its charter)


        Delaware                                               65-0794980
        --------                                               ----------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)


     Plaza 138, Unit 5, Route 138, KM 30, Kahnawake, Quebec, Canada, J0L1B0
     ----------------------------------------------------------------------
              (Address of principal executive offices) (Zip Code)

                                  450-691-3051
                                  ------------
                (Issuer's telephone number, including area code)

                                 with copies to:

                               Matthias & Berg LLP
                              Jeffrey P. Berg, Esq.
                        1990 South Bundy Drive, Suite 790
                          Los Angeles, California 90025
                                 (310) 820-0083

           Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on
to be so registered                         which each class is to be registered
-------------------                         ------------------------------------
      None                                                 None

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                                (Title of class)


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                              AVAILABLE INFORMATION

         Upon this Registration Statement becoming effective, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its New York Regional Office, Room 1300, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at prescribed rates. In addition, such materials may be accessed electronically at the Commission's site on the World Wide Web, located at http:/www.sec.gov.

         The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law.

         THIS REGISTRATION STATEMENT ON FORM 10-SB (THE "REGISTRATION STATEMENT") MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

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PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         Go Call, Inc., a Delaware corporation (the "Company"), together with its wholly-owned subsidiaries, Go Cash, Inc., a Turks and Caicos corporation, and Go Call Canada, Inc., an Ontario (Canada) corporation (collectively, the "Company") is principally a provider of services to businesses engaged in electronic commerce on the Internet ("E-commerce"). Such services include research and development of E-commerce technology, management, marketing and long-range planning.

HISTORY OF THE COMPANY

         The Company was incorporated on March 1, 1994 as Omni Advantage, Inc., a Louisiana corporation. On February 12, 1998, the Company formed a Delaware subsidiary, Go Call, Inc. ("Go Call"), and merged into such subsidiary on February 17, 1998. Go Phone Inc., an Ontario (Canada) corporation ("Go Phone"), was formed on August 10, 1995 and engaged in telecommunications business, including sale of long distance time, sale of prepaid telephone cards and operation of an Internet service provider for the Ontario market. Effective February 24, 1998, the Company effected a merger with Go Phone in which the shareholders of Go Phone received 5,906,175 shares of Go Call, which represented approximately seventy-two percent (72%) of the Company's issued and outstanding shares of Common Stock.

         Pursuant to a Stock Acquisition Agreement dated as of March 11, 1999, the Company acquired approximately 92% of the issued and outstanding common stock of Country Star Restaurants ("Country Star"), a Delaware corporation, from the three principal shareholders of Country Star in exchange for 4,552,751 shares of the Company's Common Stock, which represented twenty-three percent (23%) of all of the Company's issued and outstanding Common Stock. The Company announced its intention to the remaining shareholders of Country Star to merge Country Star into the Company in exchange for shares of the Company's Common Stock. After assuming control of Country Star's operations, the Company advanced approximately $250,000 to Country Star in exchange for a promissory note secured by all of Country Star's assets. Management of the Company subsequently determined that the Company had not received complete disclosure of Country Star's operations and, pursuant to a repurchase agreement dated as of August 5, 1999, redeemed the 4,552,751 shares of its Common Stock for a cash payment of $728,440. As of August 19, 1999, Country Star and the Company agreed to terminate plans to merge the two companies. The Company has announced its intention to dispose of its interest in Country Star as and when a suitable buyer becomes available. No assurance can be given that the Company will be able to able to sell its interest in Country Star on terms acceptable to the Company, or at all.

BUSINESS OF THE COMPANY

BUSINESS PLAN

         Beginning in February, 1998, the principal business of the Company was the marketing of telecommunications services, a business which had been carried out by Go Phone. During the remainder of 1998, management of the Company explored a number of new business possibilities pursuant to its goal of exploiting its technological and marketing experience to expand into a variety of E-commerce businesses. Thus, while the Company intends to draw on its skills to provide services to a number of different companies engaged in E-commerce, there is no specifically targeted industry or business segment for such potential customers and co-venturers. The Company recognizes that to carry out its goal it will be necessary to enter into a number of E-commerce ventures long before they are proven to be successful and , therefore, that an essential element of its business plan involves entering into of a number of new businesses and, inevitably, the shelving of those which did not meet the Company's expectations. In addition, because of the need to act quickly, the Company will require a significant amount of outside financing to carry out its business plan. Only a small number of the E-commerce ventures entered into by the Company have shown enough revenue or promises of revenue for the Company to continue developing them. See "Description of Business - Competition."

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         As of the date of this Registration Statement, the Company's businesses are: (i) Providing services to GoCasino.com and ImperialDragon.com, two Internet gaming businesses; (ii) Marketing personal pagers which, in addition to the usual services, carry paid advertisements, including information on odds for sports books; (iii) Go Indexus, a sophisticated, constantly updated E-commerce "yellow pages;" (iv) GoBannerAd.com, which provides services to prepare and market Internet "banner" advertisements; and (v) Go Internet Kiosks, which are stand-alone, Internet-connected computers available to the public for a fee and which are intended to be located, among other locations, in convenience stores. Up to the date of this Registration Statement, of the above businesses, the gaming businesses provide almost all of the Company's revenue; the technology for Go.Indexus is still in the development stage; and the Company has placed the Internet Kiosks and the Banner.Ad businesses on hold pending entering into arrangements with joint venture partners to share the development and marketing responsibilities. The Company estimates that the Go.Indexus technology may require financing of approximately $2,000,000 and six months of development time to bring the technology to the point where it can be commercially marketable, of which no assurance can be given. No assurance can be given that any of the businesses other than that providing services to gaming companies will generate revenue to the Company.

BACKGROUND OF INTERNET BUSINESS

         The Internet has become an important medium for communication, news, entertainment and commerce. As a result, it is experiencing rapidly increasing public awareness, substantial growth and acceptance on a global scale. A 1998 report issued by the United States Department of Commerce estimated that the number of Internet users worldwide is expected to increase from approximately 100 million at year end 1997 to over 320 million by the year 2002. The same report projects even higher growth rates for traffic and electronic commerce. E-commerce is expected to increase from an estimated $8.6 billion in 1998 to approximately $23.3 billion in 2001. In addition, this growth is being driven by rapid technological advances such as the installation of more secure networks, the introduction of better and higher performance Internet access options and the improvement of PCs, as well as the increased penetration of PCs in both the home and the workplace.

         One of the basic growth factors of the Internet is its ability to deliver information in ways that are not possible using traditional media sources such as broadcast or print media. Unlike these traditional sources the Internet is capable of combining textual, graphical, streamed audio and streamed video formats in a dynamic, interactive and real-time environment. This has created new programming and content delivery opportunities that are not only capturing the interest of the general public but also shifting user preferences away from traditional news and entertainment sources.

         A second growth factor of the Internet is the fact that it is rapidly becoming a powerful and credible new commerce channel. The Internet has already had a significant impact on consumer and business transactions in a broad range of industries, including financial services, particularly online securities trading, and numerous consumer product sectors. Individuals are showing increasingly strong preferences to consummate transactions online rather than via traditional means such as over the phone or in person.

         The Company believes that because of the Internet we will see a profound difference in the way both businesses and individuals engage in trade, and consumers will use various applications of E-commerce trading in their everyday activities, from grocery shopping to stock trading, booking travel, obtaining home loans, buying a new car, from telephone calls to interactive videoconferencing in their own homes.

         Most E-commerce businesses exploit the interactive nature and the instantaneous communications of the Internet to bypass the relative inefficiencies of existing marketing methods. Thus, for example, a resident of the United Kingdom can engage in online gaming from the privacy of his home, without the necessity of traveling to the site of a casino. At present, there may be thousands of businesses seeking means to market their products and services over the Internet. It is the Company's goal to identify a handful of E-commerce businesses, either in the planning or start-up stage, which it perceives have a reasonable chance for success and which can benefit from some of the skills and assets which the Company has to offer.

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THE COMPANY'S SERVICE BUSINESS TO OFFSHORE GAMING BUSINESSES

         The Company does not own any casinos and does not accept or place any wagers; rather, Go Cash provides services to online casinos located and incorporated outside the United States and owned by unrelated third parties. The Company provides a number of services to foreign companies which own and operate online gaming businesses. The Company services the gaming operations owned by GoCasino.com and ImperialDragonCasino.com, including purchasing or leasing the necessary software to manage the business. The Company's services include ongoing marketing of the casino's business, performing calculations and determining odds, preparing the website graphical interface with the customer, managing secure electronic transfer of funds, storage of data on individual players, administration of customer support service, continuous update of website and addition of new games. The processing of the wagering transactions for GoCasino.com and ImperialDragonCasino.com is performed outside the United States by its subsidiary Go Cash. Certain specific services, such as processing of credit card transactions, are outsourced to unrelated third parties.

         The Company began its casino service operation in September, 1998, with GoCasino.com, an Antigua corporation. In August, 1999, the Company began providing services to ImperialDragonCasino.com, an Antigua corporation, which intends to exploit markets in Asia.

         During October or November, 1999, the Company intends to launch and provide services to an unaffiliated third party sports wagering company ("Sports Book") in which customers will be able to place bets on major sports events. Although the Company's experience in servicing its existing casino customers should be a significant advantage in servicing the sports book, there are important differences. In general, casino games involve a long-term percentage which works against the player and generates steady profits from operations for the casino. With rare exceptions, this advantage should provide a stable and predictable profit to the casino. In sports betting, there is a theoretical percentage which represents the advantage a bookmaker would have if the odds guaranteed a constant commission regardless of the outcome. Thus, a player might wager $11 to win $10. While the profit margin may be greater in sports wagering than in casino games, no assurance can be given that any sports book, including one which has contracted with the Company, will generate gross profits from operations, and, if not, the Company would receive no revenue for its services.

PAGER BUSINESS

         In March, 1999, the Company entered into an agreement with PageMaster Corporation ("PageMaster") under which PageMaster and the Company are engaging in a mutual promotion of their respective businesses. PageMaster provides pagers to the Company without cost as long as such pagers are marketed by the Company to persons who sign up for at least one year's pager service. The Company will distribute the pagers free of charge and will be entitled to run "string" advertisements on the pagers indefinitely. Such string ads will include information on odds on major sporting events, which are designed to stimulate interest in wagering on the Sports Book serviced by the Company.

INDEXUS

         The Company is developing software for an Internet "yellow pages" which enables companies to provide instantly updated information on their services and products prices to potential customers. Current search-engine based directories are incapable of such instantaneous updating and, in the opinion of management, are far less useful to companies and consumers alike. The Company intends to charge participating companies a flat annual fee for listing in the searchable directory. In addition, the Company intends to sell banner advertisements on the search engine website. The Company estimates that the development and marketing of Indexus will require approximately five months more work and an expenditure of approximately $2,000,000. No assurance can be given that the development will result in a commercially viable system or that, if it does, the Company will receive revenue from exploitation of Indexus.

CARIBBEAN RESORT

         In November 30, 1997, the Company acquired a hotel property ("Resort Property") in the Dominican Republic for 3,360,000 shares of Common Stock of Go Phone, which constituted approximately 18% of the issued and outstanding Common Stock of Go Phone. In addition to deriving revenue from tourists referred by travel agents, the Company offers one-week packages as promotions for potential customers of the Company's other activities, principally Internet gaming.

                                       5
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OTHER OPERATIONS

TELECOMMUNICATIONS

         The Company continues to provide telecommunication services, as well as Internet service to customers in the Greater Toronto areas, including sale of long distance time. This business was formerly the principal operation of Go Phone; management of the Company does not intend to expend money and personnel in expansion of this business.

INTERNET CAFE

         The Company also operates an "Internet Cafe" in Kitchener, Ontario, where customers can eat, drink and rent time at computer stations to surf the Internet and check e-mail. The Company does not plan to build more such cafes and uses the existing cafe as a testing ground for products and services offered by the Company in connection with its other operations.

INTERNET KIOSKS

         Internet Kiosks are stand-alone computer stations, much like public telephones, where a consumer can log on to the Internet and send and receive e-mail. These are intended to be placed in high traffic areas, such as convenience stores and airports. The Company is beta testing these kiosks and is considering different methods of marketing them.

INTERNET BANNER SWAP ADVERTISEMENTS

         The Company engages in swap advertising on the Internet, wherein the Company provides free banner advertising on the websites operated by the Company in exchange for free banner ads on websites operated by third parties. To date, the Company has not received any revenue from this activity but will receive free banner ads indefinitely on all pagers sold.

YEAR 2000

          The Year 2000 ("Y2K") risk is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the Y2K. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Y2K requirements or risk system failure or miscalculations causing disruptions of normal business activities.

         Based on an internal assessment, the Company believes that its software programs, either leased or purchased from outside vendors, are Y2K compliant or will be by December 31, 1999. The Company began assessing its state of Y2K readiness during late 1998. This included reviewing the Y2K compliance of third-party software vendors and of those companies which perform critical services for the Company, including credit card processing of wagering transactions. The Company will continue to require its service providers and vendors of software to provide assurances of their Y2K compliance.

         As of the date of this Registration Statement, the Company has incurred minimal costs in identifying and evaluating Y2K compliance issues. Most of the Company's expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation Y2K compliance matters. At this time, the Company does not possess the information necessary to estimate the potential costs of future revisions to its software packages should revisions be required or the replacement of third-party software, if any, that are determined to not be Y2K compliant. Although the Company believes that its software programs, leased or purchased from outside vendors are either already Y2K compliant or will be by December 31, 1999, failure to identify non Y2K compliant software could have a material and adverse effect on the Company's business, results of operations and financial condition.

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INTELLECTUAL PROPERTY

         In developing credit card transaction logistics for GoCasino.com and ImperialDragonCasino.com, both Antigua corporations, Go Cash purchased or leased publicly available software technologies from unrelated third parties and then combined such software into systems of its own design. Management of the Company believes that its application of such software provides the Company with a competitive advantage over other companies in the same business. For example, winners of wagers on GoCasino.com and ImperialDragonCasino.com receive credits to their account automatically and instantaneously for their winnings. Many other casino systems require some human intervention before such winnings are credited. Although the Company has no proprietary interest in the component elements of the Company's technology, the method of combining such software does constitute a valuable trade secret which could take time for a competitor to replicate. If a well-financed competitor were able to reproduce the Company software application system, it could have an adverse effect on the Company's competitive position in the short run.

COMPETITION

         The E-commerce industry in which the Company's business operates is highly competitive. A great many companies are actively exploiting the perceived opportunities in Internet-based businesses, including the businesses in which the company is engaged. Some of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company has or will have in the foreseeable future. The Company's ability to compete effectively may also depend on the availability of capital. Many of the Company's competitors have access to significantly greater capital and management resources then does the Company.

         The Company believes that the key to establishing and maintaining a competitive position in the E-commerce business will be the ability to identify new E-commerce businesses which have a good chance of success, to apply the Company's skills in software applications for managing and servicing such businesses and in marketing such businesses and to do all of this before other companies perceive the same business opportunity. Thus, the key to the company's competitive position may be its ability to act quickly. This, in turn, will require capital resources to enable the Company to seize opportunities before its competitors. The Company will have to obtain outside financing for such resources, for which no assurance can be given. See "Business - Capital Requirements."

EMPLOYEES

         As of September 25, 1999, the Company had 16 full-time and part-time employees, consisting of 1 management person and 15 staff persons The staff persons work principally at the Company's Internet Cafe. Except for the chief executive officer, the Company relies on outside consultants to perform all the administrative and management functions of the Company; at present the Company has 7 outside consultants for these purposes. The Company considers its employee relationships to be satisfactory. None of the Company's employees is a member of any labor union and the Company has never experienced any business interruption as a result of any labor disputes.

REGULATION OF INTERNET WAGERING

         Although the Company provides services to GoCasino.com and ImperialDragonCasino.com, it does not own any gaming establishments. The headquarters and service operations of Go Cash are all located and carried out outside the United States. Gaming activities carried out by other companies which either are or are perceived to be located in the United States are subject to extensive statutory and regulatory control by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and economic and regulatory policies. Such changes may have a material adverse impact on the business of the casinos with which the Company does business and, therefore, with the business of the Company itself.

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         Management of the Company that the Company's activities conform to those gaming laws and regulations as currently applied, although no assurance can be given to that effect, especially since there is very little clear statutory and case law authority. Like other companies involved with gaming business, the Company may face the risk of either civil or criminal proceedings brought by governmental or private litigants who disagree with the Company's interpretation of the applicable laws. Because there is little guiding authority, there is a risk that the Company could lose such lawsuits or actions and be subject to significant damages or civil or criminal penalties.

         The Company intends to comply with all applicable laws and regulations, including the proposed Kyl bill, if enacted, and will monitor proposed regulations and legislation that would affect its business.

         International expansion of the Go Cash's business, including in particular the Asian market serviced by ImperialDragonCasino.com may be subject to regulation in those countries in which it is made available. The Company believes that the casinos set up and serviced by the Company can operate, or license technology, in numerous jurisdictions that allow telephone and account wagering, such as Canada, Mexico, the United Kingdom, Australia, and Hong Kong. However, the Company may not be able to obtain the approvals necessary to market its services in such jurisdictions.

RISK FACTORS

         THE SECURITIES ISSUED BY THE COMPANY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. AN INVESTMENT IN THESE SECURITIES SHOULD BE MADE ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. IN ADDITION TO THE FACTORS SET FORTH ELSEWHERE IN THIS REGISTRATION STATEMENT, PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY SUCH SECURITIES.

         THIS REGISTRATION STATEMENT MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE COMMISSION, REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

         HIGH-RISK BUSINESS. The Company's business involves identifying and exploiting E-commerce business opportunities in a manner that is more efficient and more timely than its competitors. Thus, the success of the Company depends in significant part on the ability of its management to make critical judgments as to which potential E-commerce businesses have the potential to be successful and present an opportunity for the Company to employ its skills and assets to participate therein. Such judgments are difficult and involve taking significant risks. Even where an E-commerce business proves initially to be successful, the Company must make additional critical judgments to maintain market position in an extremely competitive environment. Since February, 1998, the Company has engaged in a number of different potential businesses, only one of which has generated significant revenue to the Company and most of which are dormant. Although the revenue generated from Go Cash's credit card logistics service business has increased revenue since September, 1998, management has had to make constant changes and new capital investments to maintain that growth. As of the date of this Registration Statement, management intends to expand its credit card logistics service business to other businesses, including bingo and wagering on sports events. No assurance can be given that the Company's decisions will prove correct often enough to maintain and build its E-commerce business. See "Description of Business - Business of the Company - Business Plan."

         LACK OF PROFITABILITY AND HISTORY OF LOSSES. The Company incurred losses of $393,967, $796,137 and $100,460 for the periods from July 1, 1997 through February 28, 1998, from March 1, 1998 through December 31, 1998, and from January 1, 1999 through June 30, 1999, respectively. The Company expects to continue to incur operating losses over at least the next twelve months as it continues to devote significant financial resources to development activities

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and as the Company expands its operations generally. In order to achieve profitability, the Company will have to identify and exploit E-commerce ventures which are accepted on a commercial basis, and no assurance can be given that the Company will be able to accomplish this goal or, even if it does, that the Company will operate profitably in the future. See " "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and "Financial Statements."

         NEED TO ENGAGE IN A NUMBER OF VENTURES. The Company's business assets consist of its technological and marketing skills as applied to E-commerce operations. In order to exploit these assets pursuant to the Company's business plan, the Company will have to enter into a number of different E-commerce ventures long before such ventures are proven to be successful. Inevitably, a number of such ventures will not be successful and will have to be shelved by the Company. No assurance can be given that the Company will be able to enter into enough successful ventures to offset the losses on the unsuccessful ventures. See "Description of Business - Business Plan."

         NEED FOR ADDITIONAL FINANCING. The Company's business plan requires it to expand its business operations continuously to exploit new E-commerce opportunities before competitors can do so, which will require significant financing. To carry out the Company's business plan, it will require approximately $5,000,000, including $2,000,000 for the Indexus project alone, over the next twelve months, which will have to come from outside sources. There can be no assurance that the Company will be able to obtain such outside financing on terms acceptable to the Company, or at all. Failure to obtain such financing could have a material adverse effect on the Company's operations. See "Description of Business - Capital Requirements" and "Management's Discussion and Analysis or Plan of Operation."

         COMPETITION. The Company faces competition from a wide variety of businesses engaged in E-commerce ventures. Some of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company has or will have in the foreseeable future. Many of the Company's competitors have access to significantly greater capital and management resources then does the Company. In addition, the advantages of E-commerce, from the Company's point of view, also present serious competitive challenges. Competitors can arise in any part of the world and may be able to take advantage of lower costs and fees to operate their businesses. There can be no assurance that the Company will be competitive with larger or more efficient E-commerce service companies in the future. See "Description of Business--Competition."

         DIFFICULTY OF MAINTAINING TECHNOLOGICAL POSITION The Company's performance depends on its ability to develop, license or acquire new technologies to enhance its existing services in a time effective manner. The Company may not be able to maintain its competitive technological position against current and potential competitors, especially those with greater financial resources. The Company relies on its application of software technology to give it a competitive advantage. Such software is not currently protected by patents or copyrights. The Company's main technological advantage over potential competitors is its software lead-time in the market and the Company's experience in operating a wagering business. Therefore, if competitors introduce new products and services which are based on the Company's application of software, the Company may have little recourse and its business could be adversely affected. See "Description of Business - Intellectual Property" and "Description of Business -Competition."

         RISKS OF CASINO GAMING - GOVERNMENT REGULATION. Even though Go Cash's service business does not operate in the United States, various federal and state statutes and regulations could have a direct and material adverse effect on the Company's business and indirectly could have a material adverse effect on the public's demand for the Company's services. Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. Such effects could be materially adverse to the Company. See "Description of Business - Regulation of Internet Wagering."

         NO INDEPENDENT DIRECTORS. The Board of Directors consists of two directors, neither of whom is independent. Although all directors are required to act in the best interests of the Company and its stockholders, directors not employed by the Company may be able to more independently assess certain key areas, such as compensation of management as it relates to operations and progress of the Company, and reviewing accounting issues, including the scope and adequacy of internal control procedures, and recommending independent auditors to serve the Company. The Company has no compensation committee. Independent directors also aid in avoiding conflicts of interest that exist by virtue of affiliation with the Company. Management has undertaken to appoint independent directors to the Board at such time as qualified candidates are available. There can be no assurance that such candidates will be available. See "Directors, Executive Officers, Promoters and Control Persons."

         LIMITED PUBLIC MARKET FOR COMMON STOCK. There is currently a limited public market for the Common Stock. Holders of the Company's Common Stock may, therefore, have difficulty selling their Common Stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares of Common Stock which may be purchased may be sold without incurring a loss. Any such market price of the Common Stock may not necessarily bear any relationship to the Company's book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the Common Stock in the future. Further, the market price for the Common Stock may be volatile depending on a number of factors, including business performance, industry dynamics, news announcements or changes in general economic conditions. See "Market for Common Equity and Related Shareholder Matters."

         DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock is currently listed for trading in the over-the-counter market on the NASD Electronic Bulletin Board, which is generally considered to be less efficient than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and difficulty in obtaining future financing. Further, the Company's securities are subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that the Company remains subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for the Company's securities. See "Market for Common Equity and Related Shareholder Matters."

         POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Company's Certificate of Incorporation includes certain provisions which are intended to protect the Company's stockholders by rendering it more difficult for a person or persons to obtain control of the Company without cooperation of the Company's management. These provisions include certain super-majority requirements for the amendment of the Company's Certificate of Incorporation and Bylaws. Such provisions are often referred to as "anti-takeover" provisions. The inclusion of such "anti-takeover" provisions in the Certificate of Incorporation may delay, deter or prevent a takeover of the Company which the stockholders may consider to be in their best interests, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices, or limit the ability of stockholders to remove incumbent directors as readily as the stockholders may consider to be in their best interests. See "Market for Common Equity and Related Shareholder Matters."

         FUTURE ISSUANCES OF PREFERRED STOCK. The Company's Certificate of Incorporation, as amended, authorizes the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors, without stockholder approval. In the event of the issuance of additional series of preferred stock, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Market for Common Equity and Related Shareholder Matters."

         LACK OF DIVIDENDS ON COMMON STOCK. As of the date of this Registration Statement, the Company has paid no dividends on its Common Stock to date and there are no plans for paying dividends on the Common Stock in the foreseeable future. The Company intends to retain earnings, if any, to provide funds for the expansion of the Company's business. See "Market for Common Equity and Related Shareholder Matters."

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                          [TO BE PROVIDED BY AMENDMENT]


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company is in the process of moving its principal administrative, data and marketing facilities to offices in the greater Montreal, Quebec area, in a space totaling approximately 950 square feet., for which the Company is paying rent of total approximately US$900 on a month-to-month basis. The Company's lease in Cambridge has been assumed by a new tenant which is an unrelated third party, which assumption has been consented to by the landlord. The Company has been released by the landlord from any further obligations under such lease. The Company also maintains property in Kitchener, Ontario for the Internet cafe of approximately 2,000 square feet, for which the Company pays a monthly rental of US$1,500 on a lease which will expire in September, 2001. The Company owns and operates a resort hotel in the Dominican Republic which is debt-free.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         As of August 31, 1999, the Company had issued and outstanding _ shares of Common Stock. The following table reflects, as of August 31, 1999, the beneficial Common Stock ownership of: (a) each director of the Company, (b) each executive officer named in the Summary Compensation Table, (c) person known by the Company to be a beneficial owner of five percent (5%) or more of its Common Stock and (d) all executive officers and directors of the Company as a group:

Name and Address of                                     Number
Beneficial Owner                                        of Shares              Percent
----------------                                        ---------              -------
Michael Ruge, CEO and Director (1) (2)                  3,567,916                 20

Irving Insik Moon, Director (2)                           100,000                  1

All Directors and Officers as a Group                   3,567,916                 21
            (2 persons)

---------------

     # Pursuant to the rules of the Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

         1. Includes 460,000 shares owned directly, 207,916 shares owned by his wife Elspeth Ruge, and 2,900,000 shares owned by the Ruge Family Trust.

         2. The address for Messrs Ruge and Moon is Plaza 138, Unit 5, Route 138, KM 30, Kahnawake, Quebec

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors of the Company currently have terms which will end at the next annual meeting of the stockholders of the Company or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the Company's directors and executive officers.

         The following reflects certain biographical information on the current directors and executive officers of the Company:

NAME                      POSITION                                    AGE
----                      --------                                    ---

Michael Ruge              Director and Chief Executive Officer        37

Irving Insik Moon         Director                                    61


         MICHAEL RUGE, Chief Executive Officer and a director of the Company, was the President of Go Phone, Inc., a telecommunications company, from June, 1995 until its merger into the Company in February, 1998. From 1991 to May, 1994, Mr. Ruge managed the Hotel Jardin del Sol in Sosua, Dominican Republic. Mr. Ruge founded Premium Spring Water and Juice Company, Inc. in 1987 and took that company public in 1990.

         IRVING INSIK MOON, a director of the Company, has been, since August, 1982, the General Manager of I. Moon Associates Ltd., an international business consulting firm located in Ontario, Canada. Mr. Moon was awarded a B.A. in mechanical engineering from Hanyang University in Seoul, Korea.

ITEM 6.  EXECUTIVE COMPENSATION

         No executive officer of the Company received total compensation of at least $100,000, for the fiscal year ended December 31, 1998:

COMPENSATION OF DIRECTORS.

         The Company pays no compensation to its directors for services as directors.

DIRECTORS AND OFFICERS LIABILITY INSURANCE.

         The Company does not have directors' and officers' liability insurance.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS.

         The Company has no compensatory plans or an arrangements which relate to the resignation, retirement or any other termination of an executive officer or key employee of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         It is the practice of management that transactions between the Company and its officers, directors, employees or stockholders or persons or entities affiliated with officers, directors, employees or stockholders be on terms no less favorable to the Company than it could reasonably obtain in arm's-length transactions with independent third parties. No assurance can be given that all such agreements will be on such terms.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 100,000,000 shares of $0.001 par value Common Stock. Subject to those preferential rights, as may be determined by the Board of Directors of the Company in the future in connection with the issuance of a series of Preferred Stock, holders of Common Stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Stockholders do not have preemptive rights or other rights to subscribe for additional shares, and the Common Stock is not subject to redemption. The outstanding shares are validly issued, fully paid and nonassessable.

         Under Delaware law, each holder of a share of Common Stock is entitled to one vote per share for each matter submitted to the vote of the stockholders, and cumulative voting is allowed for the election of directors, if provided for in the Certificate of Incorporation. The Company's Certificate of Incorporation does not provide for cumulative voting.

PREFERRED STOCK

         The Company's Certificate of Incorporation authorizes the issuance of up to 2,000,000 shares of $0.001 par value Preferred Stock. There are no shares of Preferred Stock issued. The Company's Board of Directors has the power, without further action by the holders of Common Stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a certificate of designation defining the rights and preferences of each such series.

WARRANTS

         The Company has issued no warrants for the purchase of shares of its Common Stock.

OPTIONS

         During fiscal 1998, options to acquire 1,902,000 shares of Common Stock were granted by the Company, including options for 800,000 shares at exercise prices from $1.00 to $5.00 per share to consultants and suppliers of the Company. In August, 1999, the Company issued options to acquire 10,000 shares of Common Stock at an exercise price of $1.50 per share. As of the date of this Registration Statement, none of these options has been exercised.

         1999 STOCK OPTION PLAN. As of April 12, 1999, the Company's Board of Directors approved a 1999 Stock Option Plan (the "Stock Option Plan"), and was approved by the shareholders on August 31, 1999. The Company has reserved for issuance thereunder an aggregate of 1,500,000 shares of Common Stock. The Stock Option Plan provides for the grant to employees of the Company of incentive stock options within the meaning of Section 422 of the Code, and for the grant to employees and consultants of nonstatutory stock options. The description of the 1999 Stock Option Plan is intended to be a summary of the material provisions of the Stock Option Plan and does not purport to be complete.

         GENERAL. The general purposes of the Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. It is intended that these purposes will be effected through the granting of stock options, which may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options.

         The Stock Option Plan provides that options may be granted to the employees (including officers and directors who are employees) and consultants of the Company, or of any parent or subsidiary of the Company. Incentive stock options may be granted only to employees. An employee or consultant who has been granted an option may, if otherwise eligible, be granted additional options. The Company has not granted any options to purchase shares of Common Stock under the Stock Option Plan.

         ADMINISTRATION OF AND ELIGIBILITY UNDER STOCK OPTION PLAN. The Stock Option Plan, as adopted, provides for the issuance of options to purchase shares of Common Stock to officers, directors, employees, independent contractors and consultants of the Company and its subsidiaries as an incentive to remain in the employ of or to provide services to the Company and its subsidiaries. The Stock Option Plan authorizes the issuance of incentive stock options ("ISOs"), non-qualified stock options ("NSOs") and stock appreciation rights ("SARs") to be granted by a committee (the "Committee") to be established by the Board of Directors to administer the Stock Option Plan, which will consist of at least two (2) outside directors of the Company.

         Subject to the terms and conditions of the Stock Option Plan, the Committee will have the sole authority to determine: (a) the persons ("optionees") to whom options to purchase shares of Common Stock and SARs will be granted, (b) the number of options and SARs to be granted to each such optionee, (c) the price to be paid for each share of Common Stock upon the exercise of each option, (d) the period within which each option and SAR will be exercised and any extensions thereof, and (e) the terms and conditions of each such stock option agreement and SAR agreement which may be entered into between the Company and any such optionee.

         All officers, directors and employees of the Company and its subsidiaries and certain consultants and other persons providing significant services to the Company and its subsidiaries will be eligible to receive grants of options and SARs under the Stock Option Plan. However, only employees of the Company and its subsidiaries are eligible to be granted ISOs.

         STOCK OPTION AGREEMENTS. All options granted under the Stock Option Plan will be evidenced by an option agreement or SAR agreement between the Company and the optionee receiving such option or SAR. Provisions of such agreements entered into under the Stock Option Plan need not be identical and may include any term or condition which is not inconsistent with the Stock Option Plan and which the Committee deems appropriate for inclusion.

         INCENTIVE STOCK OPTIONS. Except for ISOs granted to stockholders possessing more than ten percent (10%) of the total combined voting power of all classes of the securities of the Company or its subsidiaries to whom such ownership is attributed on the date of grant ("Ten Percent Stockholders"), the exercise price of each ISO must be at least one hundred percent (100%) of the fair market value of the Company's Common Stock as determined on the date of grant. ISOs granted to Ten Percent Stockholders must be at an exercise price of not less than one hundred ten percent (110%) of such fair market value.

         Each ISO must be exercised, if at all, within ten (10) years from the date of grant, but, within five (5) years of the date of grant in the case of ISO's granted to Ten Percent Stockholders. An optionee of an ISO may not exercise an ISO granted under the Stock Option Plan so long as such person holds a previously granted and unexercised ISO. The aggregate fair market value (determined at time of the grant of the ISO) of the Common Stock with respect to which the ISOs are exercisable for the first time by the optionee during any calendar year shall not exceed $100,000.

         As of the date of this Registration Statement, no ISO's have been granted.

         NON-QUALIFIED STOCK OPTIONS. The exercise price of each NSO will be determined by the Committee on the date of grant. The Company hereby undertakes not to grant any non-qualified stock options under the Stock Option Plan at an exercise price less than eighty five percent (85%) of the fair market value of the Common Stock on the date of grant of any non-qualified stock option under the Stock Option Plan. The exercise period for each NSO will be determined by the Committee at the time such option is granted, but in no event will such exercise period exceed ten (10) years from the date of grant. As of the date of this Registration Statement no NSO's have been granted.

         STOCK APPRECIATION RIGHTS. Each SAR granted under the Stock Option Plan will entitle the holder thereof, upon the exercise of the SAR, to receive from the Company, in exchange therefor, an amount equal in value to the excess of the fair market value of the Common Stock on the date of exercise of one share of Common Stock over its fair market value on the date of exercise of one share of Common Stock over its fair market value on the date of grant (or in the case of an SAR granted in connection with an option, the excess of the fair market of one share of Common Stock at the time of exercise over the option exercise price per share under the option to which the SAR relates), multiplied by the number of shares of Common Stock covered by the SAR or the option, or portion thereof, that is surrendered.

         SARs will be exercisable only at the time or times established by the Committee. If an SAR is granted in connection with an option, the SAR will be exercisable only to the extent and on the same conditions that the related option could be exercised. The Committee may withdraw any SAR granted under the Stock Option Plan at any time and may impose any conditions upon the exercise of an SAR or adopt rules and regulations from time to time affecting the rights of holders of SARs. As of the date of this Registration Statement, no SAR's have been granted.

         TERMINATION OF OPTION AND TRANSFERABILITY. In general, any unexpired options and SARs granted under the Stock Option Plan will terminate: (a) in the event of death or disability, pursuant to the terms of the option agreement or SAR agreement, but not less than six (6) months or more than twelve (12) months after the applicable date of such event, (b) in the event of retirement, pursuant to the terms of the option agreement or SAR agreement, but no less that thirty (30) days or more than three (3) months after such retirement date, or
(c) in the event of termination of such person other than for death, disability or retirement, until thirty (30) days after the date of such termination. However, the Committee may in its sole discretion accelerate the exercisability of any or all options or SARs upon termination of employment or cessation of services. The options and SARs granted under the Stock Option Plan generally will be non-transferable, except by will or the laws of descent and distribution.

         ADJUSTMENTS RESULTING FROM CHANGES IN CAPITALIZATION. The number of shares of Common Stock reserved under the Stock Option Plan and the number and price of shares of Common Stock covered by each outstanding option or SAR under the Stock Option Plan will be proportionately adjusted by the Committee for any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from any stock dividends, split-ups, consolidations, recapitalizations, reorganizations or like event.

         AMENDMENT OR DISCONTINUANCE OF STOCK OPTION PLAN. The Board of Directors has the right to amend, suspend or terminate the Stock Option Plan at any time. Unless sooner terminated by the Board of Directors, the Stock Option Plan will terminate on the tenth anniversary date of the effectiveness of the Stock Option Plan.

         SUPERMAJORITY REQUIRED FOR AMENDMENT. In order to insure that the substantive provisions set forth in the Certificate of Incorporation are not circumvented by the amendment of such Certificate of Incorporation pursuant to a vote of a majority of the voting power of the Company's outstanding shares, the Certificate of Incorporation also provides that any amendment, change or repeal of the provisions contained in the Certificate of Incorporation with respect to:
(i) the Company's capitalization, (ii) amendment of the Bylaws, (iii) determination by the Board of the number of directors, (iv) filling Board vacancies, (v) the requirement that stockholder action be taken at an annual or special meeting, (vi) requirements with respect to appraisal rights for stockholders, or (vii) the amendment of the provision imposing such supermajority requirement for amendment of the Certificate of Incorporation, shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of voting stock, including, in any instance where the repeal or amendment is proposed by an interested stockholder (as such term is defined in Section 203 of the Delaware General Corporation Law) or its affiliate or associate, the affirmative vote of a majority of the voting power of all outstanding shares of voting stock held by persons other than such interested stockholder or its affiliates or associates. However, only the affirmative vote of the majority of the voting power of all outstanding shares of voting stock is required if the amendment of any of the foregoing provisions is approved by a majority of the Continuing Directors (as such term is defined in the Certificate of Incorporation).

         The Certificate of Incorporation permits the Board of Directors to adopt, amend or repeal any or all of the Company's bylaws without stockholder action and provide that such bylaws may also be adopted, amended or repealed by its stockholders, but only if approved by holders of 66 2/3% or more of the voting power of all outstanding shares of voting stock, including in any instance in which the alteration is proposed by an interested stockholder or by affiliates or associate of any interested stockholder, the affirmative vote of the holders of at least a majority of voting power of all outstanding shares of voting stock held by persons other than the interested stockholder who proposed such action. However, the only stockholder vote required if the modification is approved by a majority of the continuing directors is the affirmative vote of the majority of the voting power of all outstanding shares of voting stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

         As of September 28, 1999, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $0.001 per share (the "Common Stock") and 2,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). As of September 24, 1999, there were issued and outstanding 17,484,110 shares of Common Stock and options to purchase 1,902,000 shares of Common Stock.

         The Company's Common Stock is listed for trading in the over-the-counter market and is quoted on the NASD Bulletin Board under the symbol "GOCA." The following table sets forth quotations for the bid and asked prices for the Common Stock for the periods indicated below, based upon quotations between dealers, without adjustments for stock splits, dividends, retail mark-ups, mark-downs or commissions, and therefore, may not represent actual transactions:

                                                  CLOSING BID                      CLOSING ASKED
                                                  -----------                      -------------
                                            HIGH               LOW              HIGH             LOW
                                            ----               ---              ----             ---
YEAR ENDED DECEMBER 31, 1998

1st Quarter (1)                             1.125             .25               3.125            1
2nd Quarter                                 1.0625            .21875            2                 .28125
3rd Quarter                                  .50              .14                .5625            .23
4th Quarter                                  .9375            .3125             1                 .46875

YEAR ENDING DECEMBER 31, 1999

1st Quarter                                 2.375             .46               2.50              .53125
2nd Quarter                                 2.40625          1.4375             2.5625           1.50
------------------
1. From February 10, 1998 through March 31, 1998.

         The bid and asked sales prices of the Common Stock, as traded in the over-the-counter market, on September 23, 1998, were approximately $0.875 and $1.00, respectively.

         No dividend has been declared or paid by the Company since inception. The Company does not anticipate that any dividends will be declared or paid in the future.

         The transfer agent for the Company is Interwest Transfer Company, 1981 East South, #100, Salt Lake City, Utah 84117, telephone 801-272-9294.


ITEM 2.  LEGAL PROCEEDINGS.

         HARVEY PRODUCTIONS, INC. VS. MICHAEL RUGE AND GO CALL, INC., LOS ANGELES COUNTY SUPERIOR COURT CASE NO. SC 054315. A Complaint was filed against the Company and Michael Ruge, Chief Executive Officer of the Company on or about September 23, 1998, claiming $75,000 in damages. with respect to an alleged contract for television production services and distribution of a syndicated television program. the Complaint alleges breach of contract, fraud and deceit, common count, open book account and account stated. The Complaint includes a prayer for special damages according to proof, general damages according to proof, attorney's fees according to proof, costs of suit, punitive damages and interest. The Complaint also alleges that the Company is the alter ego of Mr. Ruge. The Company and Ruge have filed an Answer denying liability and raising affirmative defenses. The Company and Mr. Ruge deny liability to Plaintiff and contend that Plaintiff breached its obligations to the Company and failed to deliver the program to the Company on a timely basis as agreed. The Company contends it suffered damages as a result thereof. The Company intends to defend this matter vigorously. Trial is currently scheduled for November 30, 1999.

         Except as set forth above, the Company knows of no material legal actions, pending or threatened, or judgment entered against the Company or any executive officer or director of the Company, in his capacity as such.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         From January 1, 1999 through August 31, 1999, the Company issued 2,593,962 shares of its Common Stock. Of this amount, 2,008,862 shares were issued for receipt of products or services, and 585,100 were issued for cash payments totaling $784,391.09.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation and Bylaws designate the relative duties and responsibilities of the Company's officers, establish procedures for actions by directors and stockholders and other items. The Company's Certificate of Incorporation and Bylaws also contain extensive indemnification provisions which will permit the Company to indemnify its officers and directors to the maximum extent provided by Delaware law.

         A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense. Any indemnification under this section, unless ordered by a court or advanced pursuant to this section, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         The certificate of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to this section or for the advancement of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

         On April 12 1999, the stockholders of the Company approved a form of indemnification agreement ("Indemnification Agreement") to be entered into with each of the Company's directors. All current officers and directors of the Company and its subsidiaries have executed Indemnification Agreements with the Company. These agreements include the following provisions:

         First, in the event an action is instituted by the person who is indemnified under the Indemnification Agreement ("Indemnitee") to enforce or interpret any of the terms therein, Indemnitee shall be entitled to be paid all costs and expenses, including reasonable attorneys' fees, incurred by the Indemnitee with respect to such action, unless as a part or such action, a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Company under the Indemnification Agreement or to enforce or interpret any of the terms therein, the Indemnitee shall be entitled to be paid all costs and expenses, including reasonable attorneys' fees, incurred by the Indemnitee in the defense of such action, unless as a part of such action the court determines that each of the Indemnitee's material defenses to such action were made in bad faith or were frivolous.

         Second, the Indemnification Agreements explicitly provide for partial indemnification of costs and expenses in the event that an Indemnitee is not entitled to full indemnification under the terms of the Indemnification Agreements.

         Third, in the event the Company shall be obligated to pay the expenses of any proceeding against the Indemnitee, the Company shall be entitled to assume the defense of such proceeding, with counsel approved by the indemnified party, which approval shall not be unreasonably withheld, upon the delivery to the Indemnitee of written notice of its election to do so. The Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle any claim against Indemnitee without the consent of the Indemnitee.

         Fourth, indemnification provided by the Indemnification Agreements is not exclusive of any rights to which the Indemnitee may be entitled under the Company's Certificate of Incorporation, its Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise. The indemnification provided under the Indemnification Agreements continues for any action taken or not taken while serving in an indemnified capacity even though the Indemnitee may have ceased to serve in such capacity at the time of the action, suit or other covered proceeding.

         Finally, the Indemnification Agreements provide for certain exceptions to indemnification which include the following: (a) indemnification for liabilities where the law prohibits indemnification; (b) indemnification or advancement of expenses with respect to proceedings or claims initiated or brought voluntarily by an Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under the Indemnification Agreements or any statute or law or otherwise as required under Delaware law; and (c) indemnification for expenses in the payment of profits arising from the purchase and sale by the Indemnitee of securities in violation of Section 16(b) of the Exchange Act or any similar or successor statute.

PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

  Collins
  Barrow
  Chartered Accountants
  150 Richmond Street
  PO Box 218
  Chatham, Ontario
  N7M 5K3




  AUDITOR'S REPORT




  To the Shareholders of
  Go Call Inc.

  We have audited the consolidated balance sheets of Go Call Inc. as at December 31, 1998 and February 28, 1998 and the consolidated statements of operations, changes in shareholders' deficit and cash flow for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  Except as explained in the following paragraph, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  Because we were appointed auditors during the prior period and the figures for the period July 1, 1996 to June 30, 1997 were reported on by another public accountant under a review engagement, we were unable to satisfy ourselves concerning the opening balance sheet figures for the eight month period ended February 28, 1998 by alternative audit procedures. Since the opening consolidated balance sheet figures affect the determination of net income and cash flow, we were unable to determine whether adjustments, if any, to sales, cost of sales, income, opening deficit and cash flow provided from operations for the period ended February 28, 1998 might be necessary.

  In our opinion, except for the effect on the consolidated financial statements for the period ended February 28, 1998 of adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to opening balance sheet items, as described in the preceding paragraph, the consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the periods ended December 31, 1998 and February 28, 1998 present fairly, in all material respects, the results of the company's operations and cash flows for the periods then ended in accordance with generally accepted accounting principles in the United States. Further, in our opinion, the consolidated balance sheets present fairly, in all material respects, the financial position of the company as at December 31, 1998 and February 28, 1998 in accordance with generally accepted accounting principles in the United States.






  Chatham, Ontario
  April 5, 1999                   CHARTERED ACCOUNTANTS

GO CALL INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

PERIODS ENDED DECEMBER 31,1998 AND FEBRUARY 28,1998
                                             COMMON STOCK                      ACCUMULATED OTHER                   TOTAL
                                              OUTSTANDING                  ACCUMULATED COMPREHENSIVE       CONVERTIBLE SHAREHOLDERS'
                                         SHARES         CAPITAL            DEFICIT      INCOME (LOSS)        DEBT         EQUITY


        December 31, 1997              2,250,000     $         -       $  (336,027)    $   (87,524)    $        -     $  (423,551)
        Comprehensive income:
         Net loss                              -               -          (893,967)              -              -        (893,967)
         Foreign currency translation
           adjustment                          -               -                 -           3,000              -           3,000

        Issuance of stock on business
         combination (note 2)          5,906,175       3,314,734                 -               -              -       3,314,734
        Issuance of convertible
         debt                                  -               -                 -               -        100,000         100,000
                                     ------------    ------------      ------------    ------------    -----------    ------------

        February 28, 1998              8,156,175       3,314,734        (1,229,994)        (84,524)       100,000       2,100,216
        Comprehensive income:
         Net loss                              -               -          (796,137)              -              -        (796,137)
         Foreign currency translation
           adjustment                          -               -                 -        (149,592)             -        (149,592)

        Subscriptions for stock          100,000          42,000                 -               -              -          42,000
        Issuance of stock for cash     4,260,500         564,319                 -               -              -         564,319
        Issuance of convertible debt           -               -                 -               -        150,000         150,000
        Issuance of stock for
           product or services           280,000          74,000                 -               -              -          74,000
        Conversion of debt
           into stock                    333,333         250,000                 -               -       (250,000)              -
        Stock allocated for products,
           not issued at year end        170,000         102,000                 -               -              -         102,000
        Stock allocated for cash
           not issued at year end        166,667          50,000                 -               -              -          50,000
                                     ------------    ------------      ------------     -----------    -----------    ------------

        December 31, 1998             13,466,675     $ 4,397,053       $(2,026,131)    $  (234,116)    $        -     $ 2,136,806
                                     ------------    ------------      ------------    ------------    -----------    ------------



AUTHORIZED CAPITAL STOCK

20,000,000 common shares, without par value

GO CALL INC.

CONSOLIDATED STATEMENT OF OPERATIONS

PERIODS ENDED DECEMBER 31, 1998 AND FEBRUARY 28, 1998


                                                  10 months ended      8 months ended
                                                 December 31, 1998   February 28, 1998

REVENUE                                            $ 2,479,793         $   303,836

COST OF SALES                                        2,278,431             217,185
                                                   ------------        ------------

GROSS PROFIT                                           201,362              86,651
                                                   ------------        ------------

EXPENSES
Amortization                                            57,383              43,890
Bank charges and interest                                9,174               6,081
General and administrative                             930,942             430,647
                                                   ------------        ------------

                                                       997,499             480,618
                                                   ------------        ------------

LOSS FROM OPERATIONS                                  (796,137)           (393,967)

HOTEL WRITE DOWN TO
NET RECOVERABLE VALUE (note 5)                               -             500,000
                                                   ------------        ------------


NET LOSS                                           $  (796,137)        $  (893,967)
                                                   ------------        ------------

Loss per common share from operations              $     (0.09)        $     (0.07)
                                                   ------------        ------------
Net loss per common share                          $     (0.09)        $     (0.15)
                                                   ------------        ------------

Weighted average shares outstanding                $ 9,351,425         $ 5,906.175
                                                   ------------        ------------


GO CALL INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31,1998 AND FEBRUARY 28,1998

ASSETS

    CURRENT ASSETS                            December 31, 1998  February 28, 1998
    Cash                                        $    42,962         $    25,677
    Accounts receivable (note 3)                    124,367              16,138
    Inventories                                       5,233               9,690
    Other assets                                     42,126               4,139
                                                ------------        ------------

                                                    214,688              55,644
    CAPITAL ASSETS (note 4)                       2,237,529           2,253,956
    OTHER ASSETS (note 6)                           104,139                   -
                                                ------------        ------------

                                                $ 2,556,356         $ 2,309,600
                                                ------------        ------------
    LIABILITIES

    CURRENT LIABILITIES
    Accounts payable and accrued charges        $   180,759         $    97,528
    Foreign taxes payable                            10,000               4,643
                                                ------------        ------------

                                                    190,759             102,171

    DUE TO SHAREHOLDERS (note 7)                    228,791             107,213
                                                ------------        ------------

                                                    419,550             209,384
                                                ------------        ------------
    SHAREHOLDERS' EQUITY

    CONVERTIBLE DEBT (note 8)                             -             100,000
    CAPITAL STOCK                                 4,397,053           3,314,734
    EQUITY                                       (2,026,131)         (1,229,994)
    ACCUMULATED OTHER COMPREHENSIVE LOSS           (234,116)            (84,524)
                                                ------------        ------------

                                                  2,136,806           2,100,216
                                                ------------        ------------

                                                  2,556,356             309,600
                                                ------------        ------------

        ON BEHALF OF THE BOARD
SIGNED: DIRECTOR

GO CALL INC.

CONSOLIDATED STATEMENT OF CASH FLOW

PERIODS ENDED DECEMBER 31, 1998 AND FEBRUARY 28, 1998

                                                  10 MONTHS ENDED    8 MONTHS ENDED
                                                 DECEMBER 31, 1998  FEBRUARY 28, 1998
CASH PROVIDED BY (USED IN)

OPERATIONS
Net loss                                           $ (796,137)       $ (893,967)

Items not requiring cash:
Amortization                                           57,383            43,890
Services paid with common shares                       74,000                 -
Write down of hotel                                         -           500,000
                                                   -----------       -----------

                                                     (664,754)         (350,077)
Net change in non-cash working
capital items affecting operations (note 14)          (53,171)          102,703
                                                   -----------       -----------

                                                     (717,925)         (247,374)
                                                   -----------       -----------

INVESTING
Purchase of other long-term assets                     (6,667)
Purchase of capital assets                            (36,428)         (108,701)
                                                   -----------       -----------

                                                      (43,095)         (108,701)
                                                   -----------       -----------

FINANCING
Due to shareholders                                   121,578            82,707
Convertible debt issued                               150,000           100,000
Issue of common shares                                614,319           186,719
Share subscriptions outstanding                        42,000                 -
                                                   -----------       -----------

                                                      927,897           369,426
                                                   -----------       -----------
EFFECT OF EXCHANGE RATE
CHANGES ON CASH                                      (149,592)            3,000
                                                   -----------       -----------

INCREASE IN CASH POSITION                              17,285            16,351
CASH POSITION, BEGINNING                               25,677             9,326
                                                   -----------       -----------

CASH POSITION, ENDING                              $   42,962        $   25,677
                                                   -----------       -----------

Net loss includes cash paid for interest in the amount of $9,174, (February $6,081) and taxes of $nil (February $nil).

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND FEBRUARY 28, 1998



1. NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

The company was incorporated in the State of Louisiana on March 1, 1994, as Omni Advantage Inc. Effective February 12, 1998, the company formed a subsidiary company, Go Call Inc., in the State of Delaware. Pursuant to a Certificate of Merger, February 17, 1998 the company has merged with the subsidiary company and continues operations as Go Call Inc. The resulting company resides in the City of Washington in the State of Delaware. The company holds a 100% interest in a Canadian subsidiary corporation which provides telecommunication and Internet products and services. All of the company's operations and related assets and liabilities are held by the Canadian subsidiary.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The consolidated financial statements are presented in United States dollars and are presented on the basis of accounting principles that are generally accepted in the United States.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and its 100% owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND FEBRUARY 28, 1998



1. NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (continued)

CAPITAL ASSETS

Amortization of capital assets other than leasehold improvements is calculated using the diminishing balance method at the following rates:

        Buildings                    5%
        Equipment                   20%
        Furniture and fixtures      20%
        Vehicles                    30%
        Computer                    30%
        Computer software          100%

        Half of the fall rates are used in the year of acquisition.

        Leasehold improvements are amortized using the straight-line method over 5 years.

The hotel did not commence active operations until January 1999, as a result, no amortization has been calculated on the hotel assets for the current period.


OTHER ASSETS

Other assets consist of purchases of specialized software and distribution rights. They are amortized over management's estimate of their useful life which is 2 years.


NON-CASH SECURITIES ISSUANCE

Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the services or products received in exchange.

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998



1. NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (continued)

SEGMENT REPORTING

The company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", during 1998 which requires disclosures about products an services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position. The company has provided comparable information for prior periods.


2. BUSINESS COMBINATION

Pursuant to a share exchange agreement effective March 1, 1998, the company issued 5,906,175 common shares representing 72% of the issued share capital of the company to the shareholders of Go Phone Inc., a Canadian company, in exchange for all the issued and outstanding shares of Go Phone Inc. Go Phone Inc. has been combined with an inoperative subsidiary of the company, Omni Advantage Canada Limited and is now operating as Go Call Canada Inc. The business combination has been accounted for as a reverse takeover by the purchase method. In accordance with reverse takeover accounting, these financial statements are a continuation of Go Phone Inc. and the comparative period presented is that of Go Phone Inc. The capital structure (authorized shares and issued shares) is according to the articles of amalgamation of the resulting subsidiary, Go Call Inc., combining Go Phone Inc. and Omni Advantage Canada Limited. The results of operations of Go Call Inc. are included in the accounts from the effective date of acquisition.

At the date of acquisition, Go Call Inc. had nominal assets and liabilities and Go Phone Inc. had assets and liabilities as follows:

        Current assets                        $    55,644
        Capital assets                          2,253,956
        Current liabilities                      (102,171)
        Long-term liabilities                    (107,213)
        Accumulated deficit                     1,214,518
                                              ------------

        Net assets acquired                   $ 3,314,734
                                              ------------

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998



3. ACCOUNTS RECEIVABLE                             December 31, 1998  February 28, 1998


     Trade accounts (net of allowance of $3,516)        $ 56,467          $ 16,138
     Share subscriptions                                  67,900
                                                        ---------         ---------

                                                        $124,367          $ 16,138
                                                        ---------         ---------


4. CAPITAL ASSETS                                                      December 31, 1998         February 28, 1998


                                                                       ACCUMULATED
                                                         COST          AMORTIZATION         NET                  NET

Land                                                 $    70,000       $    70,000     $    70,000
Hotel                                                  1,914,337         1,914,337       1,962,208
Equipment                                                 34,999             6,995          28,004               29,824
Furniture and fixtures                                   109,009            18,015          90,994               69,441
Vehicles                                                  46,057            13,151          32,906               36,404
Computer                                                 137,503            88,003          49,500               42,894
Computer software                                         16,161            11,513           4,648                6,448
Leasehold improvements                                    33,953             7,315          26,638                8,334
Telephone equipment                                       55,465            34,963          20,502               28,403
                                                     ------------      ------------    ------------         ------------

                                                     $ 2,417,484       $ 5,179,955     $ 2,237,529          $ 2,253,956
                                                     ------------      ------------    ------------         ------------


5. HOTEL WRITE DOWN


In the prior period, the company acquired a hotel in exchange for 3,360,000 common shares for an agreed upon purchase price of $2,500,000. Subsequent to the purchase, the value of the land and buildings was appraised for $500,000 less than the original purchase price. The hotel land and buildings have been written down to reflect the estimated net recoverable value of the assets based on an appraisal issued February 8, 1998.

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998


6. OTHER ASSETS                                         DECEMBER 31, 1998     FEBRUARY 28,1998

        Software and distribution rights, at cost           $ 108,667          $       -
        Accumulated amortization                               (4,528)
                                                            ----------         ----------

                                                            $ 104,139          $       -
                                                            ----------         ----------

Pursuant to purchase agreements with 866621 Ontario Inc., dated between November 16 and December 8, 1998, the company issued 170,000 common shares valued at $0.60 per share plus cash in the amount of $6,667 as consideration for assets of the company related to specialized software and distribution rights, including the International Programmers Guild, Las Vegas Palace, Internet Advertising Group and the related facilities and support services.


7. DUE TO SHAREHOLDERS                                   DECEMBER 31, 1998    FEBRUARY 28,1998


        Unsecured advances from a shareholder, bearing
        interest at the rate of 1% per month with no
        specified due date                                    $  66,667         $       -

        Unsecured advances from a member of
        management who is a shareholder, interest
        free with no specified terms of repayment               104,141           107,213

        Unsecured advances from a shareholder, interest
        free with no specified terms of repayment                57,983                 -
                                                              ----------        ----------

                                                              $ 228,791         $ 107,213
                                                              ----------        ----------

Interest in the amount of $6,667 was paid on the $66,667 advances indicated above during the year.

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998



8. CONVERTIBLE DEBT

The company received additional financing in the amount of $150,000 in convertible debt during the year. Pursuant to a resolution of the board of directors and accepted by the board of directors of the financing company, all of the debt, $250,000 in total, was converted into 333,333 common shares effective December 10, 1998.


9. STOCK OPTIONS

At December 31, 1998, the company had outstanding stock options, enabling the holders to acquire further shares as follows:

        Number          Exercise
        of shares          Price                   Exercisable Dates

        150,000            $1.00                  November 13, 1999 - November 13, 2001
        150,000            $2.00                  November 13, 2000 - November 13, 2002
        150,000            $2.00                  November 13, 2001 - November 13, 2003
        150,000            $2.00                  November 13, 2002 - November 13, 2004
        200,000            $5.00                  November 13, 2002 - November 13, 2004
        500,000            $1.00                  expires December 31, 2004
        500,000            $3.00                  unlimited
        52,000             $1.00                  unlimited
        50,000      15% discount
                     from market                  unlimited

No options have been exercised as of the year end.

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998



10. INCOME TAXES                                             December 31, 1998       February 28,1998

        DEFERRED INCOME TAXES

        Deferred tax assets consist of the following:
        Gross deferred tax assets:
        Net operating losses                                     $ 671,794               $ 282,734
        Amortization                                               278,360                 264,878
                                                                 ----------              ----------
        Net deferred tax assets                                    950,154                 547,612
        Valuation allowance                                       (950,154)               (547,612)
                                                                 ----------              ----------

                                                                 $       -               $       -

The company has provided a valuation allowance for net deferred tax assets of its operations since realization of these benefits cannot be reasonable assured. The change in the valuation allowance for net deferred tax assets from February 28, 1998 to December 31, 1998 related to additional losses in the period.

INCOME TAX RATE

The company did not recognize any current income tax expense or benefit for December 3 1, 1998 or February 28, 1998, and no cash was paid for income taxes in December 31, 1998 or February 28, 1998. There are no reconciling items between the effective rate of income tax assessed against the company's loss from operations and the statutory rate of income tax of 44.62%.

FUTURE INCOME TAX BENEFITS

The company and its Canadian subsidiary have not generated taxable income since inception. As a result, no provision for income taxes has been made.

Income tax returns for the Canadian subsidiary have not yet been assessed by Revenue Canada. As of February 28, 1998 the company's active operations have been in Canada and as such, the company is subject only to Canadian income tax on operations.

The U.S. company has not filed income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common shares could be deducted under current federal tax law. Assuming the recipients of such services included the fair value of their services in income on their personal and corporate tax returns, the company could be able to deduct such losses.

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998



10.  INCOME TAXES (continued)


Assuming that the company is able to deduct as expenses the services rendered to it in exchange for common shares, the company can carry forward net operating losses as follows:

        Expiry Date                                          CANADIAN                       U.S.
                  (in Cdn funds)                         (in U.S. funds)

        December 2002                                     $   121,248                          -
        December 2003                                         339,119                          -
        December 2004                                         490,106                          -
        December 2005                                       1,307,911                          -
        December 2009                                               -                     20,000
        December 2011                                               -                     50,000
                                                          ------------                -----------

                                                          $ 2,258,384                     70,000
                                                          ------------                -----------


11. INDUSTRY SEGMENT AND GEOGRAPHIC
    INFORMATION
                                                         10 months ended December 31,1998       8 months ended February 28, 1998


In accordance with statutory requirements, the Board of Directors has determined that the company and its subsidiary are engaged in one principal industry segment, as a provider of Internet gaming and other telecommunication and Internet products and services as follows:

        Revenue:
        Internet gaming                                            $ 1,957,095                            $          -
        Other telecommunication products and services                  522,501                                 303,836
                                                                   ------------                           -------------

                                                                   $ 2,479,596                            $    303,836
                                                                   ------------                           -------------
        Loss from operations:
        Internet gaming                                            $    33,253                            $          -
        Other telecommunication products and services                  762,951                                 893,967
                                                                   ------------                           -------------

                                                                   $   796,204                            $    893,967
                                                                   ------------                           -------------

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998

11. INDUSTRY SEGMENT AND GEOGRAPHIC
    INFORMATION (continued)
                                                             10 MONTHS ENDED       8 MONTHS ENDED
                                                             DECEMBER 31, 1998    FEBRUARY 28, 1998


Identifiable assets are located in Canada and in the Dominion Republic as follows:

        Canada                                                  $   237,859          $   221,748
        Dominion Republic                                         1,999,670            2,032,208
                                                                ------------         ------------

                                                                $ 2,237,529          $ 2,253,956
                                                                ------------         ------------


12. MEASUREMENT UNCERTAINTY

The company has recorded in its accounts payable certain accounts which are in dispute but for which the company is being pursued for payment in the courts. These liabilities have been recorded in the books for the full amount of the claims The company may be able to successfully negotiate settlements for an amount less than the full claim. Any changes in the conditions and circumstances resulting in a change in the settlement amount of the liabilities, which could be material, will be booked in the period of change.

The U.S. company has not filed income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common shares could be deducted under current federal tax law. Assuming the recipients of such services included the fair value of their services in income on their personal and corporate tax returns, the company could be able to deduct such losses. The company has not recognized any net value to these losses in the calculation it its assets and liabilities. Any changes which would result in the company not being able to utilize these losses would be adjusted through the valuation allowance in the period of change.

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998



13.  FINANCIAL INSTRUMENTS AND CREDIT RISK

FAIR VALUE OF FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

FOREIGN EXCHANGE RISK MANAGEMENT

The company does not use forward exchange contracts or other hedging instruments to manage exposures resulting from foreign exchange fluctuations in the ordinary course of business. Unless otherwise disclosed in the notes to the financial statements, the estimated fair value of foreign denominated assets and liabilities approximates carrying value, translated at the prevailing exchange rates at year end.

CONCENTRATION OF CREDIT RISK

Of the trade receivables outstanding at year end, $49,251 relates to internet gaming proceeds due from the management organization contracted to process client bids and pay outs. The company monitors the activity of the gaming operations and deposits from the management organization on a regular basis.



14. NET CHANGE IN NON-CASH WORKING
    CAPITAL ITEMS
                                                             10 Months ended          8 months ended
                                                            December 31, 1998        February 28, 1998


        Accounts receivable                                  $  (108,229)              $   145,471
        Inventory                                                  4,457                     7,841
        Other assets                                             (37,987)                    5,947
        Accounts payable and accrued charges                      83,231                   (61,199)
        Foreign taxes                                              5,357                     4,643
                                                             ------------              ------------

                                                             $   (53,171)              $   102,703
                                                             ------------              ------------

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,1998 AND FEBRUARY 28,1998



15.  COMMITMENTS

The company's subsidiary leases a number of premises expiring December 31, 2002 and September 5, 1006. Minimum lease payments over the next five years are as follows:

        1999                                 $ 37,008
        2000                                   37,008
        2001                                   37,008
        2002                                   37,008
        2003                                   18,950
                                             ---------

                                             $166,982
                                             ---------


16.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced prior to, on or subsequent to January 1, 2000. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved. Therefore, an entity's ability to conduct normal business operations may be impacted. This impact may range from significant system failure to minor errors.

The company possesses a level of expertise in technology and has initiated a review of all of the hardware and software to ensure that its computer related applications will not fail or create erroneous results at the turn of the century. In addition, the company has contacted all major suppliers to ensure that any potential disruptions caused by third parties will be minimized.


17.  COMPARATIVE FIGURES

The presentation of certain accounts of the previous period has been changed to conform with the presentation adopted for the current period.

GO CALL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND FEBRUARY 28, 1998



18. SUBSEQUENT EVENT

Pursuant to a Share Purchase Agreement dated March 11, 1999, the company has issued 4,552,751 common shares in exchange for 650,393 common shares which, based on preliminary information, represents controlling interest of Country Star Restaurants, Inc., a company incorporated in the state of Delaware. This acquisition will be accounted for as a purchase business combination and accordingly the assets and liabilities and results of operations of Country Star Restaurants, Inc. will be included in the company's financial statements from the date of acquisition. According to the preliminary unaudited balance of Country Star Restaurants, Inc. as at December 31, 1998, the company had assets and liabilities valued at approximately $4,837,000 USD and $3,555,000 USD respectively.

According to the latest financial information available for Country Star Restaurants, Inc., the company's independent certified public accountants included an explanatory paragraph in their report for the years ended December 31, 1996 and December 31, 1997, which indicated a substantial doubt as to the ability of the company to continue as a going concern due to significant losses in 1996 and 1997 and cash flow shortages. The financial statements for the year ended December 31, 1998 have not yet been finalized. Pursuant to SFAS 121, Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, there will likely be a material adjustment to the valuation of certain assets owned by the company as of December 31, 1998. We are unable to estimate the financial affect of this acquisition on the future operations of the company.

Go Call Inc.

Comparative Income Statement                                                                 (unaudited)          (unaudited)
                                                     Feb 28                Dec 31               June 30              June 30
                                                       1998                  1998                  1998                 1999
INCOME STATEMENT

Gross wagers placed                          $           -         $   1,957,095         $           -         $ 26,017,249
                                             ==============        ==============        ==============        =============

Revenue

Casino                                       $           -         $   1,934,239         $           -         $    672,484
Telecommunications & Hospitality                   303,836               545,554               181,467              150,256
                                             --------------        --------------        --------------        -------------

Gross revenues                                     303,836             2,479,793               181,467              822,740

Cost of sales

Casino                                                   -             1,868,313                     -              336,242
Telecommunications & Hospitality                   217,185               410,118               169,099               86,705
                                             --------------        --------------        --------------        -------------
                                                   217,185             2,278,431               169,099              422,947
                                             --------------        --------------        --------------        -------------

Gross profit                                        86,651               201,362                12,368              399,793

General expenses                                   480,618               997,499               289,537              500,253
                                             --------------        --------------        --------------        -------------

Loss from operations                               393,967               796,137               277,169              100,460

Hotel write down                                   500,000                     -                     -                    -
                                             --------------        --------------        --------------        -------------

Net loss                                     $     893,967         $     796,137         $     277,169         $    100,460
                                             ==============        ==============        ==============        =============


Loss per common share from operations        $       (0.07)        $       (0.09)        $       (0.05)        $      (0.01)
                                             ==============        ==============        ==============        =============
Net loss per common share                    $       (0.15)        $       (0.09)        $       (0.05)        $      (0.01)
                                             ==============        ==============        ==============        =============

Weighted average shares outstanding              5,906,175             9,351,425             5,323,213           16,978,050
                                             ==============        ==============        ==============        =============


Notes:

1) The above results do not reflect the results of operations for Country Star Restaurants for the period from March 11, 1999 to June 30, 1999.

2) The investment in Country Star Restaurants has been reduced to reflect the value which was agreed upon subsequent to June 30, 1999.

PART III

ITEM 1.  INDEX TO EXHIBITS


3.1  Revised and Restated Certificate of Incorporation.
3.2  Bylaws.
10.1 Form of Indemnification Agreement.
10.2 Stock Option Plan.
27.1 Financial Data Schedule.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GO CALL, INC.


Dated: September 28, 1999                          By: /s/ Michael Ruge
                                                      -----------------------
                                                      Michael Ruge,
                                                      Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Dated: September 28, 1999                          By: /s/ Irving Insik Moon
                                                      -----------------------
                                                      Irving Insik Moon
                                                      Director

Dated: September 28, 1999                          By: /s/ Michael Ruge
                                                      -----------------------
                                                      Michael Ruge
                                                      Director